December 28, 2009

Office of the Chief Accountant
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Inovachem, Inc.
File Reference No. 000-52865

We were previously the independent registered public accounting firm for Inovachem, Inc. and under the date of January 6, 2009, we reported on the consolidated financial statements of Inovachem, Inc. and Subsidiary, as of September 30, 2008, and for the period from February 14, 2008 (inception) to September 30, 2008.

Effective December 28, 2009 we were dismissed as the independent registered public accounting firm.  We have read Inovachem, Inc.’s disclosures included in Item 4.01 “Changes in Registrant’s Certifying Accountant” on Inovachem Inc.’s Form 8-K dated December 28, 2009 to be filed with the Securities and Exchange Commission and we agree with such statements as they pertain to Salberg & Company, P.A.

Very truly yours,

/s/ Salberg & Company, P.A.

SALBERG & COMPANY, P.A.